THE SWISS HELVETIA FUND, INC.

1270 Avenue of the Americas

Suite 400

New York, New York 10020

1-888-SWISS-00 (1-888-794-7700)

OFFER TO PURCHASE

Up to 4,579,480 Shares of Common Stock

At a Cash Purchase Price of 95% of Net Asset Value Per Share

by

THE SWISS HELVETIA FUND INC.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 11, 2014

UNLESS THE FUND EXTENDS THE OFFER.

The Swiss Helvetia Fund, Inc., a non-diversified closed-end management investment company incorporated under the laws of the state of Delaware (the “Fund”), is offering to purchase for cash up to 4,579,480 (approximately 15%) of its issued and outstanding shares of common stock, $0.001 par value per share, upon the terms and subject to the conditions set forth in this offer to purchase and the related letter of transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). On the terms and subject to the conditions of the Offer, the Fund will pay a purchase price per share for shares validly tendered and not properly withdrawn in the Offer, equal to 95% of its net asset value (“NAV”) per share determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”), on the business day immediately following the day the Offer expires (the “Pricing Date,” and such price, expressed as a percentage of NAV per share, the “Purchase Price”), in cash, less applicable withholding taxes and without interest. The Fund will not purchase shares tendered that it does not accept for purchase because of proration provisions. The Fund will return any shares it does not purchase in the Offer to the tendering stockholders at its expense promptly after the expiration of the Offer. See Section 1.

This Offer is not conditioned upon obtaining financing or any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions. See Section 6.

Important Information

If you wish to tender all or any part of your shares, you must do one of the following manners before the Offer expires: (a) if your shares are registered directly with the Fund in your own name (i) complete and sign the related letter of transmittal according to the instructions in the letter of transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, including your share certificates (if any), to The Colbent Corporation, the depositary for the Offer (the “Depositary”) or (ii) tender the shares according to the procedure for book-entry transfer described in Section 3; or (b) if hold your shares any other way, request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you wish to tender shares and your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that nominee and have the nominee tender your shares for you.

The Board of Directors of the Fund (the “Board of Directors” or “Board”) has approved the Offer. However, none of the Fund, its Board of Directors, its investment adviser or its information agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in this offer to purchase and in the related letter of transmittal, including the Fund’s reasons for making the Offer. See Section 2. The Fund’s Board and executive officers have advised the Fund that they do not intend to tender any shares in the Offer.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the information contained in this offer to purchase. Any representation to the contrary is a criminal offense.

The Fund’s shares are listed on the NYSE under the ticker symbol “SWZ.” The NAV per share as of the close of the regular trading session of the NYSE on January 6, 2014 was $15.28 per share and the last reported sale price on the NYSE on such date for a share was $13.72. The Fund’s NAV is calculated daily by 6:15 p.m. Eastern Time. Until the Offer expires, NAV per share quotations can be obtained from AST Fund Solutions, LLC, the information agent for the Offer (the “Information Agent”), by calling (866) 207-3649 between the hours of 9:00 a.m. and 5:00 p.m., Eastern time, Monday through Friday (except holidays). You should obtain current market quotations for the Fund’s shares before deciding whether to tender your shares. See Section 7.

If you are not interested in selling any of your shares at this time, you do not need to do anything. This Offer is not part of a plan to liquidate the Fund. Stockholders are not required to participate in the Offer. Stockholders wishing to sell shares should consider whether participating in the Offer, in light of the associated transaction costs described in this Offer, is cost-effective versus selling shares on the NYSE.

You may choose to sell your shares on the NYSE at the prevailing market price (which likely will differ from the Purchase Price) at any time during the Offer if you have not tendered your shares. However, once shares are validly tendered you may not sell them until you have properly withdrawn your tendered shares from the Offer.

You may direct questions and requests for assistance to the Information Agent at its address or telephone number set forth on the back cover page of this offer to purchase. You also may direct requests for additional copies of this document or the letter of transmittal to the Information Agent.

The Fund has not authorized any person to make any recommendation on its behalf as to whether you should tender or refrain from tendering your shares in the Offer. The Fund has not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this offer to purchase or in the related letter of transmittal. If given or made, you must not rely upon any such recommendation, information or representation as having been authorized by the Fund.

The Fund is not making the Offer to (nor will it accept any tender of shares from or on behalf of) holders in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares would not be in compliance with the laws of such jurisdiction. However, the Fund may, at its discretion, take such action as it may deem necessary for it to make the Offer in any such jurisdiction and extend the Offer to holders in such jurisdiction.

The Fund will pay all administrative charges and expenses related to the Offer. The charges and expenses shall include legal, accounting, filing, printing, and those of the Information Agent and the Depositary incurred in connection with the Offer.

TABLE OF CONTENTS

		PAGE

SUMMARY TERM SHEET		4

FORWARD-LOOKING STATEMENTS		8

INTRODUCTION		9

THE OFFER		10

1.	Number of Shares; Proration	10

2.	Purpose of the Offer; Effects of the Offer; Other Plans	11

3.	Procedures for Tendering Shares	13

4.	Withdrawal Rights	17

5.	Purchase of Shares and Payment of Purchase Price	17

6.	Conditions of the Offer	18

7.	Price Range of Shares	19

8.	Source and Amount of Funds	20

9.	Information About the Fund	21

10.	Selected Financial Information	21

11.	Interests of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning Shares and Other Material Arrangements	22

12.	Certain Other Effects of the Offer; Registration Under the Exchange Act	23

13.	Legal Matters; Regulatory Approvals	23

14.	Material U.S. Federal Income Tax Consequences	24

15.	Extension of the Offer; Termination; Amendment	28

16.	Fees and Expenses	28

17.	Miscellaneous	29

SUMMARY TERM SHEET

The Fund is providing this summary term sheet for your convenience. It highlights the most material terms of the proposed Offer, but the Fund urges you to read the entire offer to purchase and the related letter of transmittal because they contain the full details of the Offer. The Fund has included references to the sections of this document where you will find a more complete discussion. Unless otherwise indicated, references to shares are to the Fund’s shares of common stock, and not to any other securities.

The following are answers to some of the questions you, as a stockholder of the Fund, may have about the Offer.

•	What is the Offer?

The Swiss Helvetia Fund, Inc. is offering to purchase 4,579,480 shares of its common stock validly tendered in the Offer, or such fewer number of shares as are validly tendered and not properly withdrawn prior to the Expiration Date. The 4,579,480 shares represent approximately 15% of the Fund’s issued and outstanding shares of common stock as of January 10, 2014. The Fund does not intend to increase the number of shares that it is offering to purchase, even if stockholders tender more than 4,579,480 shares. The Offer is not conditioned upon obtaining financing or any minimum number of shares being tendered. See Section 1 and Section 6.

•	What is the purpose of the Offer?

The Fund’s Board believes that the Offer will provide stockholders with an alternative source of liquidity for their investment in the shares. In approving the Offer, the Board considered a number of factors, including: that the Offer could enable stockholders to tender a portion of their shares at a price that is greater than what they could realize in the secondary market at that time; that the Offer could increase liquidity for common stockholders; that the Offer is expected to have an accretive impact to NAV per share for common stockholders who remain invested in the Fund; and that the Offer may assist in narrowing the discount to NAV per share at which shares trade. The Board also considered whether the Offer would be consistent with the investment and other policies of the Fund; the potential impact of the Offer may have on the asset size and expenses of the Fund; and the potential impact of the Offer on the Fund’s ability to implement its investment strategies and achieve its investment objective. See Section 2 and Section 9.

Neither the Fund nor its Board has made any recommendation as to whether or not you should tender your shares. Stockholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any shares and, if so, how many shares to tender.

•	What will be the Purchase Price for the shares?

On the terms and subject to the conditions of the Offer, the Fund will pay a Purchase Price per share for shares validly tendered and not properly withdrawn in the Offer, equal to 95% of the NAV per share determined as of the close of the regular trading session of the NYSE, on the business day immediately following the day the Offer expires. The Fund will pay the Purchase Price in cash, less applicable withholding taxes and without interest, for all the shares it purchases under the Offer. The Fund will pay the Purchase Price as promptly as practicable after the Offer expires, but under no circumstances will it pay interest on the Purchase Price, even if there is a delay in making payment. See Section 1 and Section 5.

•	What is the NAV per share as of a recent date?

As of January 6, 2014, the NAV per share was $15.28 and the last reported sales price on the NYSE for a share was $13.72. See Section 7 for more information regarding the trading range of shares and the Fund’s NAV per share during the past two years. Before the Offer expires, NAV quotations can be obtained from the Information Agent by calling (866) 207-3649 between 9:00 a.m. and 5:00 p.m., Eastern time, Monday through Friday (except holidays). See Section 1.

•	Will the Fund’s NAV per share be higher or lower on the date that the price to be paid for purchased shares is to be determined?

No one can accurately predict the Fund’s NAV per share at a future date. See Section 7.

•	How will the Fund pay for the shares?

The Fund anticipates that it will purchase shares tendered in the Offer, and pay the related fees and expenses, with cash on hand and the proceeds from the sale of portfolio securities held by the Fund. See Section 8.

•	Are there any conditions to the Offer?

Yes. The Offer is subject to conditions, including the absence of court and governmental action prohibiting the Offer and the absence of changes in general market conditions or the Fund’s business that, in the Fund’s reasonable judgment, are or may be materially adverse to the Fund, as well as other conditions. See Section 6.

•	Can the Offer be extended, amended or terminated, and under what circumstances?

The Fund can extend or amend the Offer in its sole discretion. If the Fund extends the Offer, it will delay the acceptance of any shares that have been tendered. The Fund can terminate the Offer under certain circumstances. See Section 6 and Section 14.

•	How will I be notified if the Fund extends the Offer or amends the terms of the Offer?

The Fund will issue a press release no later than 9:00 a.m., New York City time, on the business day immediately following the scheduled Expiration Date if it decides to extend the Offer. The Fund will announce any amendment to the Offer by making a public announcement of the amendment. See Section 15.

•	How do I tender my shares?

The Offer will expire at 5:00 p.m., New York City time, on February 11, 2014, unless the Fund extends the Offer. To tender your shares prior to the expiration of the Offer: (a) if your shares are registered directly with the Fund in your own name (i) you must deliver your share certificate(s) and a properly completed and duly executed letter of transmittal to the Depositary at the address appearing on the back cover page of this document, or (ii) the Depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed letter of transmittal or “agent’s message”; or (b) if you hold your shares any other way, you must request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. You should contact the Information Agent if you need assistance. See Section 3 and the instructions to the related letter of transmittal.

Please note that the Fund will not purchase your shares in the Offer unless the Depositary receives the required documents prior to the expiration of the Offer. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely that they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. You should contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

•	Must I tender all of my shares for purchase?

No. You may tender for purchase all or part of the shares you own, but any such purchase by the Fund will be subject to the proration provisions described herein. See Section 1.

•	How long do I have to decide whether to tender my shares?

The Offer will expire at 5:00 p.m., New York City time, on February 11, 2014, unless extended (such date and time, as the same may be extended, the “Expiration Date”). See Section 1. If you hold your shares directly, you have until that time to tender your shares in the Offer. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. You should contact your broker, dealer, commercial bank, trust company or other nominee to find out the applicable deadline. The Fund may choose, but is not required, to extend the Offer for any reason, subject to applicable laws. See Section 15.

•	Once I have tendered shares in the Offer, can I withdraw my tender?

Yes. Tendered shares may be withdrawn at any time before the expiration of the Offer, which will occur at 5:00 p.m., New York City time, on February 11, 2014, unless the Fund extends the Offer, in which case shares may be withdrawn until the latest date to which the Fund extends the Offer. If the Fund has not accepted for payment the shares you have tendered, you also may withdraw your shares on or after March 12, 2014. If your shares are registered in the name of your broker or other nominee holder, you may need to allow such holder additional time to withdraw your tendered shares. You should consult your broker or other nominee holder to determine if there is an earlier deadline by which you must inform such nominee holder of any decision to withdraw your tendered shares. See Section 4.

•	How do I withdraw shares I previously tendered?

You must deliver, on a timely basis, a written or facsimile notice of your withdrawal (a form of which can be provided upon request from the Information Agent) with the required information to the Depositary at the address appearing on the back cover page of this offer to purchase. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 3 and Section 4.

•	What will happen if more than 4,579,480 shares are tendered?

The Fund will purchase duly tendered shares from tendering stockholders pursuant to the terms and conditions of the Offer on a pro rata basis (disregarding fractions) in accordance with the number of shares tendered by each stockholder (and not timely withdrawn), unless the Fund determines not to purchase any shares as described in Section 6 of this offer to purchase. This Offer will not have any special pro ration provision for odd-lot tenders, which means that all odd-lot tenders (including stockholders who own fewer than 100 shares) are subject to pro ration. The Fund’s present intention, if the Offer is oversubscribed, is not to purchase more than 4,579,480 shares. See Section 1.

•	If I decide not to tender, how will the Offer affect my shares?

Stockholders who choose not to tender will own a greater percentage interest in the Fund’s outstanding shares of common stock immediately following the consummation of the Offer. See Section 12.

•	When will the Fund pay for the shares I tender?

The Fund will pay the Purchase Price, net to you in cash, less applicable withholding taxes and without interest, for the shares it purchases as promptly as practicable after the expiration of the Offer and the acceptance of the shares for payment. See Section 5.

•	Will I have to pay anything to participate in the Offer?

The Fund is paying the costs of conducting the Offer, which include the costs of printing and mailing materials to stockholders, certain legal and filing fees, and fees and expenses of the Depositary and the Information Agent. If you are a registered stockholder and you tender your shares directly to the Depositary, you will not have to pay any brokerage commissions or other broker fees. If you hold shares through a broker or bank, you should consult your broker or bank to determine whether transaction costs are applicable. See Section 3.

•	What are the U.S. federal income tax consequences if I tender my shares?

Your sale of shares to the Fund for cash pursuant to this Offer will be a taxable transaction for U.S. federal income tax purposes. The receipt of cash for your tendered shares generally will be treated either as (1) consideration received in respect of a sale or exchange of the tendered shares, resulting in gain or loss to you, or (2) a distribution from the Fund in respect of its shares. Different consequences could arise if you are subject to special treatment under the U.S. federal income tax laws. You should consult your tax advisor as to the particular consequences to you of participation in the Offer in light of your specific circumstances. See Section 14.

•	Will I have to pay any stock transfer tax if I tender my shares?

If you instruct the Depositary in the letter of transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

•	Has the Fund’s management adopted a position on the Offer?

The Fund’s Board of Directors has approved the Offer. However, none of the Fund, its Board of Directors, its investment adviser or the Information Agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In so doing, you should read carefully the information in this offer to purchase and in the related letter of transmittal, including the Fund’s reasons for making the Offer. See Section 2.

•	Do the Fund’s directors and executive officers intend to tender any shares in the Offer?

The Fund’s directors and executive officers have advised the Fund that they do not intend to tender any shares in the Offer. Accordingly, if the Fund completes the Offer, the proportional holdings of the Fund’s directors and executive officers will increase. However, subject to applicable law, the Fund’s directors and executive officers may subsequently sell their shares in open market transactions at prices that may or may not be more favorable than the Purchase Price the Fund will pay stockholders who tender shares in the Offer. See Section 11.

•	Whom can I talk to if I have questions?

Questions, requests for assistance and requests for additional copies of the offer to purchase, the letter of transmittal and all other Offer documents should be directed to AST Fund Solutions, LLC, the Information Agent for the Offer, toll free at (866) 207-3649. If you do not own shares directly, you should obtain this information and the documents from your broker, dealer, commercial bank, trust company or other nominee, as appropriate.

FORWARD-LOOKING STATEMENTS

This offer to purchase for cash, the documents incorporated by reference and other written reports and oral statements made from time to time by the Fund may contain forward-looking statements. These statements are based on the current expectations and beliefs of the Fund’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “can,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other comparable terminology. In any forward-looking statement in which the Fund expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements:

•	strategic alternatives and transactions with respect to the Fund’s business and the timing, likelihood and outcome thereof;

•	the implementation of any distribution of a portion of the Fund’s cash resources to stockholders or the Fund’s failure to implement any such distribution;

•	the Fund’s ability to continue operations and its estimates for future performance and financial position;

•	the establishment, development and maintenance of any collaborative relationships;

•	the Fund’s business strategies and plans; and

•	other economic, business, competitive, and/or regulatory factors affecting the Fund’s business and the markets in which it invests.

These statements are only predictions. Risks and uncertainties and the occurrence of other events could cause actual results to differ materially from these predictions. Although the Fund believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither the Fund nor any other person assumes responsibility for the accuracy and completeness of these statements. Important factors that could cause the Fund’s actual results to differ materially from the forward-looking statements made in this offer to purchase for cash, including the factors described in the Fund’s annual report to stockholders and other SEC filings. Except as required by law, the Fund is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

INTRODUCTION

To the Common Stockholders of The Swiss Helvetia Fund, Inc.:

The Fund invites its stockholders to tender shares of common stock, $0.001 par value per share, for purchase by it. Upon the terms and subject to the conditions set forth in this offer to purchase and the related letter of transmittal, the Fund is offering to purchase up to 4,579,480 (approximately 15%) of its issued and outstanding shares at a price equal to 95% of the NAV per share (determined as of the Pricing Date and such price, the “Purchase Price”), net to the seller in cash, less applicable withholding taxes and without interest.

The Offer will expire at 5:00 p.m., New York City time, on February 11, 2014, unless extended. The Fund may, in its sole discretion, extend the period of time in which the Offer will remain open.

If, at the Expiration Date, more than 4,579,480 shares (or such greater number of shares as the Fund may elect to purchase, subject to applicable law) are validly tendered and not properly withdrawn, the Fund will buy shares on a pro rata basis from all stockholders who validly tender shares. The Fund will return tendered shares that it does not purchase to the tendering stockholders at its expense promptly after the expiration of the Offer. See Section 1 and Section 5 for additional information concerning proration procedures.

The Fund will pay the Purchase Price, net to the tendering stockholders in cash, less applicable withholding taxes and without interest, for all shares that it purchases. Tendering stockholders whose shares are registered in their own names and who tender directly to The Colbent Corporation, the Depositary in the Offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 7 to the letter of transmittal, stock transfer taxes on the purchase of shares by the Fund under the Offer. If you own your shares through a bank, broker, dealer, trust company or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

The Offer is not conditioned upon obtaining any financing or any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 6.

The Fund’s Board of Directors has approved the Offer. However, none of the Fund, its Board of Directors, its investment adviser or the Information Agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in this offer to purchase and the related letter of transmittal, including the Fund’s reasons for making the Offer. See Section 2. The Fund’s directors and executive officers have advised the Fund that they do not intend to tender any shares in the Offer.

Section 14 of this offer to purchase describes the material U.S. federal income tax consequences of a sale of shares under the Offer.

As of January 10, 2014, the Fund had issued and outstanding approximately 30,529,868 shares. The 4,579,480 shares that the Fund is offering to purchase represent approximately 15% of the shares of its common stock then outstanding. The Fund’s common stock is listed on NYSE under the ticker symbol “SWZ.” See Section 7. You should obtain current market quotations for the shares before deciding whether to tender your shares.

THE OFFER

1.	Number of Shares; Proration.

General. Upon the terms and subject to the conditions of the Offer, the Fund will purchase up to 4,579,480 shares, or such fewer number of shares as are validly tendered and not properly withdrawn in accordance with Section 4, before the scheduled Expiration Date of the Offer, at a price equal to 95% of the NAV per share (determined as of the Pricing Date), net to the seller in cash, less applicable withholding taxes and without interest. The NAV per share as of the close of the regular trading session of the NYSE on January 6, 2014 was $15.28 and the last reported sale price of a share on the NYSE on such date was $13.72, representing a discount of 10.21% to NAV per share. Prior to 5:00 p.m. New York City time, on the Expiration Date, NAV quotations can be obtained from the Information Agent by calling (866) 207-3649 between the hours of 9:00 a.m. and 5:00 p.m., New York City time, Monday through Friday (except holidays).

The Offer will expire at 5:00 p.m., New York City time, on February 11, 2014, unless and until the Fund, in its sole discretion, shall have extended the period of time during which the Offer will remain open. See Section 15 for a description of the Fund’s right to extend, delay, terminate or amend the Offer. In the event of an over-subscription of the Offer as described below, shares tendered will be subject to proration. The proration period and, except as described herein, withdrawal rights, expire on the Expiration Date.

If the Fund (i) increases or decreases the price (expressed as a percentage of NAV) to be paid for shares from 95% of the NAV per share (determined as of the Pricing Date); (ii) increases the number of shares being sought in the Offer and this increase in the number of shares sought exceeds 2% of its outstanding shares (or 610,597 shares); or (iii) decreases the number of shares being sought, and the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth (10th) business day from, and including, the date that the Fund first publishes, sends or gives notice in the manner specified in Section 14 of any such increase or decrease, the Fund will extend the Offer until the expiration of ten (10) business days from such date. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Offer is not conditioned on obtaining financing or any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 6.

The Fund may not purchase all of the shares tendered because of proration provisions. The Fund will return to the tendering stockholders shares that it does not purchase in the Offer at its expense promptly after the Expiration Date. You can specify the order in which you would like the Fund to purchase specified portions of your shares in the event that, as a result of the proration provisions, the Fund purchases some but not all of your tendered shares.

If the number of shares validly tendered and not properly withdrawn prior to the Expiration Date is fewer than or equal to 4,579,480 shares, or such greater number of shares as the Fund may elect to purchase, subject to applicable law, the Fund will, upon the terms and subject to the conditions of the Offer, purchase all such shares.

Upon the terms and subject to the conditions of the Offer, if greater than 4,579,480 shares, or such greater number of shares as the Fund may elect to purchase, subject to applicable law, have been validly tendered and not properly withdrawn prior to the Expiration Date, the Fund will purchase validly tendered shares on a pro rata basis with appropriate rounding adjustments to avoid purchases of fractional shares, as described below.

Proration. If the Offer is over-subscribed, the Fund will not purchase all of the shares that a stockholder tenders in the Offer. In the event the Offer is over-subscribed, shares tendered will be subject to proration. If proration of tendered shares is required, the Fund will determine the proration factor as soon as practicable following the Expiration Date. Subject to rounding adjustment to avoid the purchase of fractional shares, proration for each stockholder that tenders shares will be based on the ratio of the total number of shares validly tendered and not properly withdrawn by the stockholder to the total number of shares validly tendered and not properly withdrawn by all stockholders.

This ratio will be applied to stockholders tendering shares to determine the number of shares that will be purchased from each tendering stockholder. The results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain preliminary proration information from the Information Agent and may be able to obtain this information from their brokers.

This Offer will not have any special pro ration provision for odd-lot tenders, which means that all odd-lot tenders (including stockholders who own fewer than 100 shares) are subject to pro ration.

As described in Section 14, the number of shares that the Fund will purchase from a stockholder under the Offer may affect the U.S. federal income tax consequences to that stockholder and, therefore, may be relevant to that stockholder’s decision whether or not to tender shares.

The Fund will mail or otherwise distribute this offer to purchase and the related letter of transmittal to record holders of shares as of the close of business on January 10, 2014 and the Fund will furnish them to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on its stockholder list or, if applicable, that are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Purpose of the Offer; Effects of the Offer; Other Plans.

The Fund is making the Offer to provide stockholders with an alternative source of liquidity for their investment in shares. In approving the Offer, the Fund’s Board considered a number of factors, including: that the Offer could enable stockholders to tender a portion of their shares at a price that is greater than what they could realize in the secondary market at that time; that the Offer could increase liquidity for common stockholders; that the Offer is expected to have an accretive impact to NAV per share for common stockholders who remain invested in the Fund; and that the Offer may assist in narrowing the discount to NAV per share at which shares trade. The Board also considered whether the Offer would be consistent with the investment and other policies of the Fund; the potential impact the Offer may have on the asset size and expenses of the Fund; and the potential impact of the Offer on the Fund’s ability to implement its investment strategies and achieve its investment objective.

After considering these and other factors, the Board believes that a tender offer is in the best interests of the Fund and its stockholders and therefore determined to effect this Offer.

There can be no assurance that the Offer will not negatively affect the Fund’s earnings per share. Likewise, there can be no assurance that this Offer or any other actions taken by the Board will reduce or eliminate any market price discount from NAV per share of the shares. The market price of the shares will also be determined by, among other things, the relative demand for and supply of shares in the market, the Fund’s investment performance, the Fund’s yield, and investor perception of the Fund’s overall attractiveness as an investment as compared with other investment alternatives.

Any shares purchased by the Fund pursuant to the Offer will be cancelled and retired.

None of the Fund, its Board of Directors, its investment adviser or the Information Agent makes any recommendation to any stockholder as to whether to tender or refrain from tendering any shares. The Fund has not authorized any person to make any recommendation. Stockholders should carefully evaluate all information in the Offer, should consult their own investment and tax advisors, and should make their own decisions about whether to tender shares, and, if so, how many shares to tender. The Fund has been advised that none of its directors or executive officers intends to tender any shares in the Offer.

Effects of the Offer.

THE OFFER MAY HAVE CERTAIN ADVERSE CONSEQUENCES FOR PARTICIPATING AND NON-PARTICIPATING STOCKHOLDERS. PLEASE SEE BELOW.

Certain Effects on the Fund. The purchase of shares pursuant to the Offer may have several effects on the Fund, including:

•	reducing the NAV of the Fund;

•	increasing the proportionate interest in the Fund of non-participating stockholders; and

•	reducing liquidity and the depth of the trading market for Fund shares as a result of a reduction in the number of shares issued and outstanding.

If the Fund purchases a substantial number of its shares pursuant to the Offer, the net assets of the Fund will be reduced accordingly. The reduced net assets of the Fund as a result of the Offer will result in a higher expense ratio for the Fund and possibly in less investment flexibility for the Fund.

In addition, because the Fund may be required to sell portfolio securities to raise cash for the purchase of shares pursuant to the Offer, during the pendency of the Offer and possibly for a short time thereafter, the Fund may hold a greater than normal percentage of its assets in cash and cash equivalents, which would tend to decrease the Fund’s net income and may interfere with the Fund’s ability to meet its investment objective.

The Fund currently anticipates being required to sell portfolio securities to raise cash to finance the Offer. As a result, the market prices of the Fund’s portfolio securities may decline, which would cause the Fund’s NAV to decline. If any such decline occurs, the Fund cannot predict what its magnitude would be or whether such a decline would be temporary or continue to or beyond the Expiration Date. Because the Purchase Price will be dependent upon the Fund’s NAV per share as determined on the next business day after the Expiration Date, if such a decline continued through the Expiration Date, the consideration received by tendering stockholders would be reduced. In addition, the sale of portfolio securities will cause the Fund to incur increased brokerage and related transaction expenses and may also require the Fund to make additional taxable distributions to stockholders. Moreover, the Fund may receive proceeds from the sale of portfolio securities to finance the Offer less than their valuations by the Fund. Depending upon the timing of such sales, any such decline in NAV may adversely affect any tendering stockholders whose shares are accepted for purchase by the Fund, as well as those stockholders who do not tender their shares pursuant to the Offer, thereby reducing the amount of proceeds received by tendering stockholders and the NAV per share for non-tendering stockholders.

If the Fund’s tax basis for securities sold to raise cash to finance the Offer is less than the sale proceeds, the Fund will recognize capital gains. The Fund would expect to distribute any such gains to stockholders of record (reduced by net capital losses realized during the fiscal year, if any) following the end of the Fund’s fiscal year. This recognition and distribution of gains, if any, would have two negative consequences: first, stockholders at the time of a declaration of distributions would be required to pay taxes on a greater amount of capital gain distributions than otherwise would be the case; and second, to raise cash to make the distributions, the Fund might need to sell additional portfolio securities, thereby possibly being forced to realize and recognize additional capital gains. It is not possible to predict what the amount of unrealized gains or losses would be in the Fund’s portfolio at the time that the Fund is required to liquidate portfolio securities (and hence the amount of capital gains or losses that would be realized and recognized). In addition, some of the distributed gains may be realized on securities held for one year or less, which would generate income taxable to stockholders at ordinary income rates. This could adversely affect the Fund’s performance. As of December 31, 2013, there was net unrealized appreciation on a tax basis of approximately $187.24 million in the Fund’s portfolio as a whole, excluding the impact of any transactions effected in accordance with the “wash sale” rules under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), which is anticipated to be minimal. The Fund did not have any capital loss carryforwards as of December 31, 2013.

Tax Consequences of Participating Stockholders. The purchase of shares tendered by participating stockholders of shares for cash pursuant to the Offer will generally have U.S. federal income tax consequences. In addition, non-participating stockholders may also be subject to certain U.S. tax consequences. See Section 14.

Pro Forma Effects on Capitalization. The following table sets forth the net assets of the Fund as of January 6, 2014, adjusted to give effect to the Offer (excluding expenses and assuming the Fund repurchases 15% of its outstanding shares):

	As of January 6, 2014	Adjusted for Purchase at $14.52 per Share(2)	Pro Forma as Adjusted(1)
Total Net Assets	$466,507,100	$ 66,494,050	$400,013,050
Shares Outstanding	30,529,868	4,579,480	25,950,388
NAV Per Share(3)	$15.28	$ 14.52	$15.41

(1)	This table assumes purchase by the Fund of 4,579,480 of its shares, equal to approximately 15% of the Fund’s issued and outstanding shares as of January 6, 2014.
(2)

This amount represents 95% of the Fund’s NAV as determined on January 6, 2014. Fund shares tendered pursuant to the Offer will be purchased at a 5% discount to NAV on the next business day after the Expiration Date, which may be higher or lower, and the actual NAV per share also may be higher or lower, than that shown above.

(3)	The Fund’s NAV is calculated daily by 6:15 p.m. Eastern Time and is determined by dividing the net assets of the Fund by the number of its shares outstanding.

Other Plans. Except as described in this offer to purchase (including those documents filed with the SEC and incorporated by reference herein), as referred to in Section 10 or in connection with the operation of the Fund’s dividend reinvestment plan, the Fund does not have any present plans or proposals and is not engaged in any negotiations that relate to or would result in: (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (ii) other than in connection with transactions in the ordinary course of the Fund’s operations and for purposes of funding the Offer, any purchase, sale or transfer of a material amount of assets of the Fund; (iii) any material change in the Fund’s present dividend policy, or indebtedness or capitalization of the Fund; (iv) changes to the present Board or management of the Fund, including changes to the number or the term of members of the Board, the filling of any existing vacancies on the Board or changes to any material term of the employment contract of any executive officer; (v) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in the Fund’s investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940 Act, as amended (the “1940 Act”); (vi) any class of equity securities of the Fund being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association; (vii) any class of equity securities of the Fund becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; (viii) the suspension of the Fund’s obligation to file reports pursuant to Section 15(d) of the Exchange Act; (ix) the acquisition by any person of additional securities of the Fund, or the disposition of securities of the Fund; or (x) any changes in the Fund’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

As part of the Fund’s long-term goal of increasing stockholder value, it considers alternatives to enhance stockholder value, including open market repurchases of its shares, and the Fund intends to continue to consider alternatives to enhance stockholder value. Except as otherwise disclosed in this offer to purchase, as of the date hereof, no agreements, understandings or decisions have been reached and there can be no assurance that the Fund will decide to undertake any such alternatives. No other purchase offers are presently contemplated, but the Board reserves the right to do purchase offers in the future.

3.	Procedures for Tendering Shares.

Proper Tender of Shares. For stockholders to validly tender shares under the Offer, the Depositary must receive all of the following before 5:00 p.m., New York City time, on the Expiration Date at the Depositary’s address on the back page of this offer to purchase:

•

either (a) the certificates representing the tendered shares, or (b) in the case of tendered shares delivered in accordance with the procedures for book-entry transfer as described below, a confirmation of receipt of the shares;

•

either (a) a properly completed and duly executed letter of transmittal, including any required signature guarantees, or (b) in the case of a book-entry transfer, an “agent’s message” of the type described below; and

•	any other documents required by the letter of transmittal.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. You should contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

If you hold shares directly and tender your shares directly to the Depositary, you will not have to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank if you will be charged a fee to tender your shares through the broker or bank.

Signature Guarantees. Except as otherwise provided below, all signatures on a letter of transmittal must be guaranteed by a financial institution (including most banks, savings and loans associations and brokerage houses), which is a participant in the Securities Transfer Agents Medallion Program. Signatures on a letter of transmittal need not be guaranteed if:

•

the letter of transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company, referred to as the “book-entry transfer facility,” whose name appears on a security position listing as the owner of the shares) exactly as the name of the registered holder appears on the share certificates tendered therewith and the holder has not completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” in the letter of transmittal; or

•

shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act. See Instruction 1 of the letter of transmittal.

If a share certificate is registered in the name of a person other than the person executing a letter of transmittal, or if payment is to be made or delivered to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.

The Fund will make payment for shares tendered and accepted for payment under the Offer only after the Depositary timely receives (i) share certificates or a timely confirmation of the book-entry transfer of the shares into the Depositary’s account at the book-entry transfer facility as described above, (ii) a properly completed and duly executed letter of transmittal, or an agent’s message in the case of a book-entry transfer, and (iii) any other documents required by the letter of transmittal.

Method of Delivery. The method of delivery of all documents, including share certificates, the letter of transmittal and any other required documents, is at the election and risk of the tendering stockholder. If you choose to deliver required documents by mail, the Fund recommends that you use registered mail with return receipt requested, properly insured.

All deliveries made in connection with the Offer, including the letter of transmittal and certificates for shares, must be made to the Depositary and not to any of the Fund, the Information Agent or the book-entry transfer facility. Any documents delivered to the Fund, the Information Agent or the book-entry transfer facility will not be forwarded to the Depositary and therefore will not be deemed to be validly tendered.

Book-Entry Delivery. The Depositary will establish an account with respect to the shares for purposes of the Offer at the book-entry transfer facility within two business days after the date of this offer to purchase, and any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the shares by causing the book-entry transfer facility to transfer shares into the Depositary’s account in accordance with the book-entry transfer facility’s procedures for transfer. Although participants in the book-entry transfer facility may effect delivery of shares through a book-entry transfer into the Depositary’s account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal, including any required signature guarantees, or an agent’s message, and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover page of this offer to purchase before the Expiration Date.

Delivery of the letter of transmittal and any other required documents to the book-entry transfer facility does not constitute delivery to the Depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that the participant has received and agrees to be bound by the terms of the letter of transmittal and that the Fund may enforce the agreement against the participant.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. The Fund will determine, in its sole discretion, all questions as to the number of shares that it will accept and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares, and, subject to any order or decision by a court of competent jurisdiction, the Fund’s determination will be final and binding on all parties. The Fund reserve the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for payment of or payment for which it determines may be unlawful. The Fund also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular shares or any particular stockholder, and, subject to any order or decision by a court of competent jurisdiction, its interpretation of the terms of the Offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until the stockholder cures, or the Fund waives, all defects or irregularities. None of the Fund, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give this notification.

Return of Unpurchased Shares. The Depositary will return certificates for unpurchased shares promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the Depositary will credit the shares to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.

U.S. Federal Backup Withholding Tax. Under the U.S. federal income tax backup withholding rules, 28% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury unless the stockholder or other payee provides his, her or its taxpayer identification number (employer identification number or social security number) to the Depositary and provides the required certifications under penalties of perjury or otherwise establishes that an exemption applies. Therefore, tendering stockholders should complete and sign the IRS Form W-9 included as part of the related letter of transmittal to provide the information and certifications necessary to avoid backup withholding, unless the stockholder otherwise establishes to the satisfaction of the Depositary that the stockholder is not subject to backup withholding. In order for a Non-U.S. stockholder to establish that it is not subject to backup withholding, that stockholder must submit a Form W-8BEN or other applicable form, signed under penalties of perjury, instead of the IRS Form W-9. Tendering stockholders can obtain the applicable forms from the Depositary. See Instruction 9 of the letter of transmittal.

Any tendering stockholder or other payee who fails to complete fully and sign the IRS Form W-9 included in the Letter of Transmittal, or the Form W-8BEN or other applicable form, may be subject to required federal income tax withholding of 28% of the gross proceeds paid to such stockholder or other payee pursuant to the Offer.

U.S. Federal Tax Withholding for Non-U.S. stockholders. As described further in Section 14, proceeds payable pursuant to the Offer to a Non-U.S. stockholder or his, her or its agent may be subject to withholding of federal income tax at a rate of 30%, unless a reduced rate of withholding is applicable pursuant to an income tax treaty or an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States (and, if an income tax treaty applies, the gross proceeds are generally attributable to a U.S. permanent establishment maintained by such Non-U.S. stockholder). In order to obtain a reduced rate of withholding under a tax treaty, a foreign stockholder must deliver to the Depositary or an intermediary making payment to a Non-U.S. stockholder, before the payment, a properly completed and executed IRS Form W-8BEN, or other applicable form, certifying under penalties of perjury that such foreign stockholder is eligible for a reduced rate of withholding on dividends under the applicable treaty. Such forms can be obtained from the Depositary. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary, before the payment, a properly executed IRS Form W-8ECI claiming such exemption. Such forms can be obtained from the Depositary or an intermediary making payment to a Non-U.S. stockholder.

As a general matter, the Fund intends to withhold 30% (or lower treaty rate) of the payments made to Non-U.S. stockholders or their agents. A Non-U.S. stockholder may be eligible to file for a refund of such tax or a portion of such tax under certain circumstances. For a discussion of the material U.S. federal income tax consequences to tendering stockholders, including the eligibility of a Non-U.S. stockholder to file for a tax refund, see Section 14. Non-U.S. stockholders should consult their own tax advisors regarding the tax consequences to them of participating in the Offer, including the application of U.S. federal tax withholding, their potential eligibility for a withholding tax reduction or exemption, and the refund procedure.

Your Representation and Warranty; Acceptance Constitutes an Agreement. A tender of shares under any of the procedures described above will constitute your acceptance of the terms and conditions of the Offer, as well as your representation and warranty to the Fund that:

•	you have a net long position in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 under the Exchange Act;

•

you have full power and authority to tender, sell, assign and transfer the shares tendered (and any and all dividends, distributions, other shares or other securities or rights declared or issuable in respect to such shares after the Expiration Date);

•

when and to the extent the Fund accepts the shares for purchase, it will acquire good and marketable title to them, free and clear of all security interests, liens, restrictions, claims, charges, encumbrances, conditional sales agreements or other obligations relating to their sale or transfer, and the shares will not be subject to any adverse claims or rights; and

•	your tender of shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions thereof), the person so tendering has a net long position equal to or greater than the amount tendered: (i) in the Fund’s shares or in securities immediately convertible into, or exchangeable or exercisable for, such shares; and (ii) in the Fund’s shares and will deliver or cause to be delivered the shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender on behalf of another person.

The Fund’s acceptance for payment of shares you tender under the Offer will constitute a binding agreement between you and the Fund upon the terms and conditions of the Offer.

Lost or Destroyed Certificates. Stockholders whose share certificate for part or all of their shares has been lost, stolen, misplaced or destroyed may contact American Stock Transfer & Trust Company, the Fund’s transfer agent, at (888) 556-0425, for instructions as to obtaining a replacement share certificate. That share certificate will then be required to be submitted together with the letter of transmittal to the Depositary in order to receive payment for shares that are tendered and accepted for payment. The stockholder may be required to post a bond to secure against the risk that the original share certificate may subsequently emerge. The Fund recommends that you contact American Stock Transfer & Trust Company immediately in order to permit timely processing of this documentation.

Procedures for Participants in the Dividend Reinvestment Plan. Holders of shares acquired through the Fund’s Dividend Reinvestment Plan may tender their shares by completing the appropriate section of the Letter of Transmittal. If a stockholder tenders shares acquired through the Dividend Reinvestment Plan, all such shares credited to such stockholder’s account(s) will be tendered, unless the stockholder otherwise specifies in the Letter of Transmittal. If a stockholder does not complete the section of the Letter of Transmittal to tender shares acquired through the Dividend Reinvestment Plan, no shares acquired by that stockholder through the Dividend Reinvestment Plan will be deemed to have been tendered.

4.	Withdrawal Rights.

Stockholders may withdraw shares tendered under the Offer at any time prior to the Expiration Date. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to withdraw any tendered shares on your behalf. You should contact your broker, dealer, commercial bank, trust company or other nominee to find out the applicable deadline. After the deadline, such tenders are irrevocable, except that they may also be withdrawn on or after March 12, 2014, unless the shares have been accepted for payment as provided in this offer to purchase.

For a withdrawal to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal (a form of which can be provided upon request from the Information Agent) at the Depositary’s address set forth on the back cover page of this offer to purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares that the stockholder wishes to withdraw and the name of the registered holder of the shares. If the share certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the share certificates, the serial numbers shown on the share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the shares have been tendered for the account of an eligible guarantor institution.

If a stockholder has tendered shares under the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with the book-entry transfer facility’s procedures. The Fund will determine all questions as to the form and validity (including the time of receipt) of any notice of withdrawal, in our sole discretion, and, subject to any order or decision by a court of competent jurisdiction, such determination will be final and binding on all parties. None of the Fund, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give this notification.

A stockholder may not rescind a withdrawal and the Fund will deem any shares that a stockholder properly withdraws not validly tendered for purposes of the Offer, unless the stockholder properly re-tenders the withdrawn shares before the Expiration Date by following one of the procedures described in Section 3.

5.	Purchase of Shares and Payment of Purchase Price.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, the Fund will:

•	determine the Purchase Price it will pay for shares validly tendered and not properly withdrawn before the Expiration Date; and

•	accept for payment and pay for, and thereby purchase, shares validly tendered and not properly withdrawn prior to the Expiration Date.

For purposes of the Offer, the Fund will be deemed to have accepted for payment, and therefore purchased, shares that are validly tendered and are not properly withdrawn, subject to the proration provisions of the Offer, only when, as and if the Fund gives oral or written notice to the Depositary of its acceptance of the shares for payment under the Offer.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, the Fund will accept for payment up to 4,579,480 shares, subject to increase or decrease as provided in Section 1, if validly tendered and not properly withdrawn, or such fewer number of shares as are validly tendered and not properly withdrawn.

The Fund will pay for shares that it purchases under the Offer by depositing the aggregate purchase price for these shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Fund and transmitting payment to the tendering stockholders.

In the event of proration, the Fund will determine the proration factor and pay for those tendered shares accepted for payment as promptly as practicable after the Expiration Date. Shares tendered and not purchased due to proration will be returned to the tendering stockholder, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, at the Fund’s expense, promptly after the Expiration Date or termination of the Offer without expense to the tendering stockholders. Under no circumstances will the Fund pay interest on the Purchase Price regardless of any delay in making the payment. If certain events occur, the Fund may not be obligated to purchase shares under the Offer. See Section 6.

The Fund will pay all stock transfer taxes, if any, payable on the transfer to the Fund of shares purchased under the Offer. If, however,

•	payment of the Purchase Price is to be made to any person other than the registered holder,

•	certificate(s) for shares not tendered or tendered but not purchased are to be returned in the name of and to any person other than the registered holder(s) of such shares, or

•	tendered certificates are registered in the name of any person other than the person signing the letter of transmittal,

then the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the letter of transmittal.

6.	Conditions of the Offer.

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Fund’s right to extend, amend, or terminate the Offer at any time in its sole discretion (subject to Rule 13e-4 under the Exchange Act), the Fund shall not be required to accept for purchase or, subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for, and may delay the acceptance of or payment for any tendered shares, if any of the following events shall have occurred (or shall have been reasonably determined by the Fund to have occurred) and, in the Fund’s reasonable judgment and regardless of the circumstances giving rise to the event or events, such event or events make it inadvisable to proceed with the Offer or with acceptance for payment:

•

the Fund is not able to liquidate portfolio securities for purposes of conducting the Offer in an orderly manner and consistent with the Fund’s investment objective, policies and status as a regulated investment company under the Code, in order to provide sufficient consideration to purchase shares tendered pursuant to the Offer;

•

there shall be instituted, pending or threatened before any governmental entity or court any action, proceeding, application or claim, or there shall be any judgment, order or injunction sought or any other action taken by any person or entity, which restrains, prohibits or materially delays the making or consummation of the Offer, challenges the acquisition by the Fund of any shares pursuant to the Offer or the Board’s fulfillment of its fiduciary obligations in connection with the Offer, seeks to obtain any material amount of damages in connection with the Offer, or otherwise directly or indirectly adversely effects the Offer or the Fund;

•

there shall have occurred: (i) any general suspension of trading in or limitation on prices for securities on the NYSE or any other exchange on which the shares or portfolio securities held by the Fund are traded; (ii) any declaration of a banking moratorium or similar action materially adverse to the Fund by U.S. federal, state or local authorities or any governmental authority of any foreign jurisdiction, or any suspension of payment material to the Fund by banks in the United States, the State of New York or any other jurisdiction; (iii) any limitation having a material adverse effect on the Fund or the issuers of its portfolio securities that is imposed by U.S. federal, state or local authorities, or by any governmental authority of any foreign jurisdiction, with respect to the extension of credit by lending institutions or the convertibility of foreign currencies; (iv) the commencement of war, armed hostilities, terrorist action or any other international or national calamity directly or indirectly involving the United States or any foreign country that is material to the Fund; or (v) any other event or condition which, in the Board’s judgment, would have a material adverse effect on the Fund or its stockholders if the Offer were consummated; or

•	the Board determines that effecting the Offer would be inconsistent with applicable legal requirements or would constitute a breach of the Board’s fiduciary duty owed to the Fund or its stockholders.

The Board may modify these conditions in accordance with Section 15, subject to applicable legal and regulatory requirements. The Fund reserves the right, at any time during the pendency of the Offer, to amend, extend or terminate the Offer in any respect. See Section 15.

The foregoing conditions are for the Fund’s sole benefit and may be asserted by the Fund regardless of the circumstances giving rise to any such condition (including any action or inaction of the Fund), and any such condition may be waived by the Fund, in whole or in part, at any time and from time to time in its reasonable judgment. The Fund’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Fund concerning the events described in this Section 6 shall be final and binding.

7.	Price Range of Shares.

The following table sets forth, for the periods indicated, the Fund’s high and low NAVs per share and the high and low closing sale prices per share as reported on the NYSE.

	Net Asset Value ($)		Market Price ($)
Fiscal Year (Ending December 31)	High	Low	High	Low

2012
1st Quarter	12.78	11.41	11.27	10.10
2nd Quarter	12.83	10.98	11.30	9.61
3rd Quarter	12.71	11.26	11.02	9.92
4th Quarter	13.27	12.16	11.32	10.54

	Net Asset Value ($)		Market Price ($)
Fiscal Year (Ending December 31)	High	Low	High	Low

2013
1st Quarter	14.40	12.99	12.42	11.38
2nd Quarter	15.07	13.75	12.94	11.96
3rd Quarter	15.84	14.25	14.22	12.21
4th Quarter	16.41	14.69	14.69	13.31

On January 6, 2014, the Fund’s NAV was $15.28 per share, and the high, low and closing prices per share on the NYSE on that date were $13.77, $13.61 and $13.72, respectively. During the pendency of the Offer, current NAV quotations can be obtained by contacting the Information Agent in the manner indicated in Section 1.

On January 24, 2014, the Fund will pay previously declared net investment income and short-term and long-term capital gain distributions in the amount of $0.033 per share, $0.011 per share and $0.972 per share, respectively. The distributions traded “ex-dividend” on December 13, 2013, and are payable to stockholders of record on December 17, 2013. The distributions will be paid in additional shares unless stockholders submitted an election to receive their distributions in cash by January 10, 2014. To the extent that the Fund issues additional shares on January 24, 2014 in payment of these distributions, those shares are not reflected in any of the information provided in this offer to purchase.

It is not anticipated that any dividend or other distribution will be declared by the Board of Directors with a record date occurring before the expiration of the Offer. The amount and frequency of dividends and other distributions in the future will depend on circumstances existing at that time. The tendering of shares, unless and until shares tendered are accepted for payment and purchase, will not affect the record ownership of any such tendered shares for purposes of entitlement to any dividends or other distributions payable by the Fund.

8.	Source and Amount of Funds.

The actual cost of the Offer to the Fund cannot be determined at this time because the number of shares to be purchased will depend on the number of shares tendered for purchase, and the price (expressed as a percentage of NAV) will be based on the NAV per share on the Pricing Date. If the NAV per share on the Pricing Date were $15.28, which was the NAV per share on January 6, 2014, and if stockholders tendered all shares offered for purchase pursuant to the Offer, payments by the Fund to the participating stockholders would be approximately $66,494,050 (based on a price per share of $14.52, which is approximately 95% of the NAV per share as of the close of the regular trading session of the NYSE on January 6, 2014).

To pay the aggregate purchase price of shares accepted for payment pursuant to the Offer, the Fund anticipates that funds will be derived from cash on hand and from the proceeds from the sale of portfolio securities held by the Fund. The selection of which portfolio securities to sell, if any, will be made by the Fund’s investment adviser, taking into account investment merit, relative liquidity and applicable investment restrictions and legal requirements. The Board believes that the Fund has monies, either as cash or through the sale of portfolio securities, to purchase the shares that may be tendered pursuant to the Offer. If, in the judgment of the Board, there are not sufficient monies to pay for tendered shares, the Fund may terminate the Offer.

Because the Fund may sell portfolio securities to raise cash for the purchase of shares, during the pendency of the Offer, and possibly for a short time thereafter, the Fund may hold a greater than normal percentage of its assets in cash and cash equivalents.

Under some market circumstances, it may be necessary for the Fund to raise cash by liquidating portfolio securities in a manner that could reduce the market value of such securities and, thus, reduce both the NAV per share of the shares and the proceeds from the sale of such securities. Liquidating portfolio securities, if necessary, may also lead to the premature disposition of portfolio investments and additional transaction and tax costs. Depending upon the timing of such sales, any such decline in NAV per share may adversely affect any tendering stockholders whose shares are accepted for purchase by the Fund, as well as those stockholders who do not sell shares pursuant to the Offer. Stockholders who retain their shares also may be subject to certain effects of the Offer. See Section 3.

9.	Information About the Fund.

The Fund’s principal executive offices are located at 1270 Avenue of the Americas, Suite 400, New York, New York 10020 (telephone number (1-888-SWISS-00 (1-888-794-7700)). The Fund was incorporated in Delaware on October 24, 1986 as a closed-end management investment company. The Fund commenced investment operations on August 27, 1987. The Fund is currently classified as a non-diversified investment company. As a closed-end investment company, the Fund differs from an open-end investment company (i.e., a mutual fund) in that it does not redeem its shares at the election of a stockholder and does not continuously offer its shares for sale to the public. The Fund’s investment objective is to seek long-term capital appreciation through investment in equity or equity-linked securities of Swiss companies. The Fund also may acquire and hold equity and equity-linked securities of non-Swiss companies in limited circumstances.

Hottinger Capital Corp. (“HCC”), with offices located at 1270 Avenue of the Americas, Suite 400, New York, New York 10020, has been retained to provide investment advice to, and, in general, to conduct the management and investment program of, the Fund under the overall supervision and control of the Fund’s Board. HCC has been the Fund’s investment adviser since the Fund’s inception, and principally is owned by Groupe Banque Hottinger & Cie SA, whose principal office is located at Schutzengasse 30, CH-8001, Zurich, Switzerland. As of December 31, 2013, HCC’s assets under management consistent solely of the Fund’s assets, which were approximately $470 million.

Groupe Banque Hottinger & Cie SA dates back to Banque Hottinguer, which was formed in Paris in 1786 and is one of Europe’s oldest private banking firms. Groupe Banque Hottinger & Cie SA has remained under the control of the Hottinger family through seven generations. Its headquarters are in Zurich with offices in Geneva, Sion, Basel, Brig and New York. The Hottinger family currently is exploring possible strategic transactions with third parties that involve Groupe Banque Hottinger & Cie SA. In the event that such a transaction occurs, there may be material changes to the ownership and management structure of Groupe Banque Hottinger & Cie SA, in which event the Board will evaluate the potential effect of any such changes and any such transaction on the status of the Fund’s investment advisory agreement with HCC. In the event that any such transaction is announced or consummated, the Fund’s Board may take various actions, including the termination of the Offer. Although there can be no assurance that any such transaction will be announced or consummated, the Fund has retained a consultant at the request of the Fund’s directors who are not “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Directors”) to assist them in identifying and evaluating possible successor investment advisers to the Fund, which may include HCC following any such transaction.

Additional Information. The Fund has filed with the SEC a Schedule TO, which provides additional information relating to the Offer. You may inspect and obtain a copy of Schedule TO at the prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of Schedule TO may also be obtained by mail at the prescribed rates from the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The Fund’s filings are also available to the public on the SEC’s website at www.sec.gov.

10.	Selected Financial Information.

The rules of the SEC permit the Fund to “incorporate by reference” information into this offer to purchase, which means that the Fund can disclose important information to stockholders by referring them to another document filed separately with the SEC. This offer to purchase incorporates by reference the following documents which have been filed with the SEC (other than any portion of such filing that is furnished under applicable SEC rules rather than filed):

•	Form N-CSR for the six-month period ended June 30, 2013; and

•	Form N-CSR for the fiscal year ended December 31, 2012, including the financial statements and the notes related thereto.

Stockholders may obtain copies of these documents from the SEC’s web site at www.sec.gov or from the Fund. You may request copies of any document from the Fund at no cost by writing to the Fund at The Swiss Helvetia Fund, Inc., 1270 Avenue of the Americas, Suite 400, New York, New York 10020 or by calling (1-888-SWISS-00 (1-888-794-7700)).

11.	Interests of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning Shares and Other Material Arrangements.

Interests of Directors, Executive Officers and Certain Related Persons. Information, as of particular dates, concerning the Fund’s directors and executive officers, their remuneration, any material interest of such persons in transactions with the Fund, and other matters is disclosed in proxy statements distributed previously to the Fund’s stockholders and filed with SEC. Based on the Fund’s records, public information and other information provided to the Fund by its directors, executive officers and associates of the foregoing, neither the Fund nor, to the best of the Fund’s knowledge, any of the Fund’s directors or executive officers, or associates of any of the foregoing, has effected any transaction in Fund shares, except for dividend reinvestment, during the past 60 days.

The Fund’s Certificate of Incorporation provides for three classes of Directors with overlapping three-year terms. The number of Directors currently is nine and is divided into three classes, composed of three Class I Directors, three Class II Directors and three Class III Directors. Currently, Class I consists of Jean-Marc Boillat, R. Clark Hooper and Alexandre de Takacsy, Class II consists of Richard Brealey, Claus Helbig and Samuel B. Witt, III, Esq., and Class III consists of Brian A. Berris, David R. Bock and Paul Hottinguer.

The following table sets forth, as of December 31, 2013, the aggregate number and percentage of shares owned by the Fund’s directors and executive officers (exclusive of any shares that may be acquired in payment of the Fund’s previously declared distributions on January 24, 2014). For each listed person, percentage ownership is calculated based on 30,529,868 shares outstanding as of December 31, 2013. To the Fund’s knowledge, except as otherwise noted below, each person included in the table has sole voting and investment power with respect to all shares shown as beneficially owned by such person, subject to community property laws, where applicable.

Name of Person	Shares	Percent Beneficially Owned
Independent Directors
Samuel B. Witt III, Esq., Chairman	5,968	*
Brian A. Berris	5,000	*
David R. Bock	5,029	*
Jean-Marc Boillat	3,000	*
Richard A. Brealey	13,788	*
Claus Helbig	1,000	*
R. Clark Hooper	1,386	*

Interested Directors
Alexandre de Takacsy	1,284	*
Paul Hottinguer	11,433	*

Executive Officers
Rudolf Millisits	12,227	*
Philippe Comby	4,633	*
Jennifer English	0	*
Patrick Keniston	0	*

*	Less than 1% of the Fund’s outstanding common stock.

To the Fund’s knowledge, as of December 31, 2013, the directors and executive officers of the Fund as a “group” (as defined in Section 13(d) of the Exchange Act) owned less than 1% of the Fund’s shares, and no person owned of record or beneficially more than 5% of the Fund’s shares, except as listed below:

Name of Person	Shares	Percent Beneficially Owned(4)
Lazard Asset Management LLC(1)	5,102,887	16.48%
1607 Capital Partners, LLC(2)	4,547,390	14.68%
Bulldog Investors, LLC(3)	1,703,177	5.50%

(1)	Lazard Asset Management’s business address is 30 Rockefeller Plaza, New York, New York 10112.
(2)	1607 Capital Partners’ business address is 4991 Lake Brook Drive, Suite 125, Glen Allen, VA, 23060.
(3)	Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos and Steven Samuels. The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.
(4)	Ownership figures are based on the Fund’s most recent Schedule 13D or Schedule 13G filings.

Transactions and Arrangements Concerning Shares and Other Material Arrangements. Except as set forth in herein, neither the Fund, nor, to the best of the Fund’s knowledge, any of the Fund’s officers or directors, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Fund, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations. The Fund has been advised that no director or officer of the Fund intends to tender shares pursuant to the Offer. The Offer does not, however, restrict the purchase of Fund shares pursuant to the Offer from any such person. The Fund is not aware of any stockholders of the Fund that are associates of the directors and executive officers within the meaning of Rule 12b-2 under the Exchange Act.

12.	Certain Other Effects of the Offer; Registration Under the Exchange Act.

The Fund’s purchase of shares in the Offer will reduce the number of its shares that otherwise trade publicly and may reduce the number of the Fund’s stockholders. As of January 10, 2014, the Fund had issued and outstanding approximately 30,529,868 shares. The 4,579,480 shares that the Fund is offering to purchase pursuant to the Offer represent approximately 15% of the shares outstanding as of that date. Assuming the Offer is fully subscribed, and not accounting for any shares issued by the Fund in payment of its previously declared distributions on January 24, 2014, the Fund will have approximately 25,970,388 of its shares outstanding following the purchase of shares pursuant to the Offer.

The actual number of shares outstanding will depend on the number of shares tendered and purchased in the Offer. This may reduce the volume of trading in the shares and make it more difficult to buy or sell significant amounts of shares without affecting the market price, which could adversely affect non-tendering stockholders. Stockholders may be able to sell non-tendered shares in the future on the NYSE or otherwise, at a net price higher or lower than the Purchase Price in the Offer. The Fund can give no assurance, however, as to the price at which a stockholder may be able to sell such shares in the future.

The Fund anticipates that there will be a sufficient number of shares outstanding and publicly traded following the completion of the Offer to ensure a continued trading market for the shares. Based upon published guidelines of the NYSE, the Fund does not believe that the purchase of shares under the Offer will cause the remaining outstanding shares to be delisted from the NYSE.

The Fund’s shares are registered under the Securities Act of 1933, as amended (the “Securities Act”), and the 1940 Act, which requires, among other things, that the Fund furnish certain information to its stockholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of its stockholders. The purchase by the Fund of its shares under the Offer is not expected to result in the shares becoming eligible for deregistration under the Securities Act or the 1940 Act.

13.	Legal Matters; Regulatory Approvals.

To the best of the Fund’s knowledge, there are no material pending legal proceedings relating to the Offer. Furthermore, the Fund is not aware of any approval or action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required to effect the Offer and that is not described herein. Should any such approval or other action be required, the Fund presently contemplates that such approval or other action would be sought. The Fund is unable to predict whether it may determine that it is required to delay the acceptance or payment for shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in material adverse consequences to the Fund’s business. The Fund’s obligations under the Offer to accept for payment and pay for shares are subject to certain conditions described in Section 6.

14.	Material U.S. Federal Income Tax Consequences.

The following summary describes the material U.S. federal income tax consequences relevant to the Offer. This discussion is based upon the Code, existing and proposed Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal tax consequences different from those discussed below. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Fund has not obtained, nor does the Fund intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. Each stockholder should consult his or her own tax advisor for a full understanding of the tax consequences of such a sale, including potential state, local and foreign taxation by jurisdictions of which the stockholder is a citizen, resident or domiciliary.

This discussion addresses only stockholders who hold their shares as capital assets for U.S. federal income tax purposes. This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders in light of their particular circumstances and does not apply to holders subject to special treatment under the U.S. federal income tax laws (such as, for example, financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, former citizens or residents of the United States, persons who hold shares as part of a hedge, integrated transaction, straddle, constructive sale or conversion transaction, stockholders subject to the alternative minimum tax, regulated investment companies, real estate investment trusts, U.S. stockholders (defined below) whose functional currency is not the U.S. dollar, or stockholders that acquired their Fund shares through the exercise of employee stock options or otherwise as compensation. This discussion does not address any state, local or foreign tax consequences of participating in the Offer, nor does it address any U.S. federal tax considerations other than those pertaining to the U.S. federal income tax.

As used herein, a “U.S. stockholder” means a beneficial owner of shares that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any State thereof or the District of Columbia, (iii) a trust (a) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to make all substantial decisions, or (b) that has a valid election in effect to be treated as a U.S. person, or (iv) an estate, the income of which is subject to U.S. federal income taxation regardless of its source. As used herein, a “Non-U.S. stockholder” means a beneficial owner of shares that is neither a U.S. Holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a person that is a partner of an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Fund shares generally will depend on the status of the partner and the activities of the partnership. Partners in partnerships holding Fund shares should consult their tax advisors.

Non-U.S. stockholders should consult their tax advisors regarding the U.S. federal income tax consequences and any applicable foreign tax consequences of the Offer. The proceeds received in the Offer by a Non-U.S. stockholder or his, her or its agent may be subject to withholding of U.S. federal income tax at a rate of 30% except in the circumstances described in Section 3 and below. As a general matter, the Fund intends to withhold 30% (or lower treaty rate) of the payments made to Non-U.S. stockholders or their agents. A Non-U.S. stockholder may be eligible to file for a refund of such tax or a portion of such tax under certain circumstances, as described further below.

All stockholders should consult their tax advisors to determine the particular tax consequences to them of participating in the Offer in light of their specific circumstances.

U.S. stockholders. A sale of shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. stockholder who participates in the Offer will, depending on such U.S. stockholder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the shares or as receiving a distribution from the Fund with respect to our shares.

Sale or Exchange Treatment. Under Section 302 of the Code, a U.S. stockholder will recognize gain or loss on a sale of shares to the Fund for cash pursuant to the offer if the sale:

•	results in a “complete termination” of such U.S. stockholder’s ownership of share in the Fund;

•	results in a “substantially disproportionate” redemption with respect to such U.S. stockholder; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. stockholder.

In applying each of the Section 302 tests described above, a U.S. stockholder must take account of shares that such U.S. stockholder constructively owns under detailed attribution rules set forth in the Code, which generally treat the U.S. stockholder as owning shares owned by certain related individuals and entities, and shares that the U.S. stockholder has the right to acquire by exercise of an option, warrant or right of conversion. U.S. stockholders should consult their tax advisors regarding the application of the constructive ownership rules to their particular circumstances.

A sale of shares pursuant to the Offer will result in a “complete termination” if either (i) the U.S. stockholder owns none of the Fund’s shares, either actually or constructively, after the shares are sold pursuant to the Offer, or (ii) the U.S. stockholder does not actually own any of the Fund’s shares immediately after the sale of shares pursuant to the Offer and, with respect to shares constructively owned, is eligible to waive, and effectively waives, constructive ownership of all such shares. U.S. stockholders wishing to satisfy the “complete termination” test through waiver of attribution should consult their tax advisors.

A sale of shares pursuant to the Offer will result in a “substantially disproportionate” redemption with respect to a U.S. stockholder if the percentage of the then outstanding shares actually and constructively owned by such U.S. stockholder immediately after the sale is less than 80% of the percentage of the shares actually and constructively owned by such U.S. stockholder immediately before the sale. If a sale of shares pursuant to the Offer fails to satisfy the “substantially disproportionate” test, the U.S. stockholder may nonetheless satisfy the “not essentially equivalent to a dividend” test.

A sale of shares pursuant to the Offer will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. stockholder’s proportionate interest in the Fund. A sale of shares that actually reduces the percentage of the Fund’s outstanding shares owned, including constructively, by such stockholder would likely be treated as a “meaningful reduction” even if the percentage reduction is relatively minor, provided that U.S. stockholder does not exercise any control over or participate in the management of the Fund’s corporate affairs. Any person that has an ownership position that allows some exercise of control over or participation in the management of corporate affairs will not satisfy the meaningful reduction test unless that person’s ability to exercise control over or participate in management of corporate affairs is materially reduced or eliminated.

U.S. stockholders should also be aware that the manner in which the Fund will select the shares to be repurchased pursuant to the Offer may affect whether the sale of the tendered shares will meet any of the Section 302 tests. Substantially contemporaneous dispositions or acquisitions of shares by a U.S. stockholder or a related person that are part of a plan viewed as an integrated transaction with the Offer may be taken into account in determining whether any of the Section 302 tests described above are satisfied.

If a U.S. stockholder satisfies any of the Section 302 tests described above, the U.S. stockholder will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and such U.S. stockholder’s tax basis in the shares exchanged. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date of the exchange. Gain or loss must be determined separately for each block of shares. Specified limitations apply to the deductibility of capital losses by U.S. stockholders.

Any loss realized on a sale or exchange will be disallowed to the extent the shares disposed of are replaced within a 61-day period beginning 30 days before and ending 30 days after the disposition of the shares. In such a case, the basis of the shares acquired will be increased to reflect the disallowed loss.

Distribution Treatment. If a U.S. stockholder does not satisfy any of the Section 302 tests described above, the entire amount of cash received by such U.S. stockholder pursuant to the Offer will be treated as a dividend to the extent of the stockholder’s allocable portion of the Fund’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. The adjusted basis of the U.S. stockholder’s shares which remain after the tender, including any shares constructively owned by the U.S. stockholder, will be increased by the adjusted basis of the U.S. stockholder’s shares which were tendered. The amount of any distribution in excess of the Fund’s current and accumulated earnings and profits, if any, would be treated as a non-taxable return of investment to the extent, generally, of the U.S. stockholder’s basis in the shares remaining. If the portion not treated as a dividend exceeds the U.S. stockholder’s basis in the shares remaining, any such excess will be treated as capital gain from the sale or exchange of the remaining shares. Any such gain will be capital gain and will be long-term capital gain if the holding period of the shares exceeds one year as of the date of the exchange.

Provided certain holding period and other requirements are satisfied, certain non-corporate U.S. stockholders generally will be subject to U.S. federal income tax at a maximum rate of 20% on amounts treated as a dividend. This reduced rate will apply to: (i) 100% of the dividend if 95% or more of the Fund’s gross income (ignoring gains attributable to the sale of stocks and securities except to the extent net short-term capital gain from such sales exceeds net long-term capital loss from such sales) in that taxable year is attributable to qualified dividend income; or (ii) the portion of the dividends paid by the Fund to an individual in a particular taxable year that is attributable to qualified dividend income received by the Fund this year if such qualified dividend income accounts for less than 95% of the Fund’s gross income (ignoring gains attributable to the sale of stocks and securities except to the extent net short-term capital gains from such sales exceeds net long-term capital loss from such sales) for that taxable year. Such a dividend will be taxed in its entirety, without reduction for the U.S. stockholder’s tax basis of the shares exchanged. To the extent that a purchase of a U.S. stockholder’s shares pursuant to the Offer is treated as the receipt by the U.S. stockholder of a dividend, the U.S. stockholder’s remaining adjusted basis (reduced by the amount, if any, treated as a return of capital) in the purchased shares will be added to any shares retained by the U.S. stockholder.

To the extent that cash received in exchange for shares is treated as a dividend to a corporate U.S. stockholder, (i) it may be eligible for a dividends-received deduction to the extent attributable to dividends received by the Fund from domestic corporations, and (ii) it may be subject to the “extraordinary dividend” provisions of the Code. Corporate U.S. stockholders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances. No portion of any dividend is expected to be eligible for the dividends received deduction.

If the sale of shares pursuant to this Offer is treated as a dividend to the U.S. stockholder rather than as an exchange, the other stockholders, including any non-tendering stockholders, could be deemed to have received a taxable stock distribution if such stockholder’s interest in the Fund increases as a result of the tender. This deemed dividend would be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. A proportionate increase in a stockholder’s interest in the Fund will not be treated as a taxable stock distribution if the distribution qualifies as an isolated redemption of stock as described in Treasury Regulations. All stockholders are urged to consult their own tax advisors about the possibility of deemed distributions resulting from the purchase of shares pursuant to this Offer.

An additional 3.8% Medicare tax will be imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Fund shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceed certain threshold amounts. Stockholders should consult their tax advisors regarding the applicability of the Medicare tax to their sale of shares pursuant to this Offer.

See Section 3 with respect to the application of U.S. backup withholding tax on payments made pursuant to the Offer.

Non-U.S. stockholders. The U.S. federal income tax consequences of a tender pursuant to this Offer by a Non-U.S. stockholder will depend on whether the transaction is characterized as the sale or exchange of the Non-U.S. stockholder’s shares or as a distribution of the shares; this determination will be made in the same way as described above for U.S. stockholders.

If the sale of shares pursuant to this Offer is treated as a sale, rather than as a distribution, any gain realized by a Non-U.S. stockholder will not be subject to U.S. federal income tax, provided that the sale is not effectively connected with a trade or business carried on in the U.S. by such Non-U.S. stockholder. Furthermore, such gain will be subject to U.S. federal income tax at a rate of 30% (or lower treaty rate) if the Non-U.S. stockholder is a non-resident alien individual who is physically present in the United States for more than 182 days during the taxable year of the sale and certain other conditions are satisfied.

If the sale of shares pursuant to this Offer is treated as a distribution by the Fund and is treated as a dividend as described above, or if a Non-U.S. stockholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of its increase in its ownership interest in the Fund as a result of the tender by other stockholders, the dividend received or deemed received by the Non-U.S. stockholder will be subject to U.S. withholding tax at a rate of 30% (or lower treaty rate), provided that the dividend is not effectively connected with a trade or business carried on in the U.S. by such Non-U.S. stockholder.

If any gain or dividend income realized on the tender pursuant to this Offer is effectively connected with the Non-U.S. stockholder’s U.S. trade or business, such gain or dividend will be taxed in the same manner as if the Non-U.S. stockholder were a U.S. stockholder. Furthermore, if the Non-U.S. stockholder is a non-U.S. corporation, it may be subject to a 30% (or lower treaty rate) branch profits tax on effectively connected income.

Proceeds payable pursuant to the Offer to a Non-U.S. stockholder or his, her or its agent may be subject to withholding of federal income tax at a rate of 30%, unless a reduced rate of withholding or an exemption from withholding applies. As a general matter, the Fund intends to withhold 30% (or lower treaty rate) of the payments made to Non-U.S. stockholders or their agents. A Non-U.S. stockholder may be eligible to file for a refund of such tax or a portion of such tax if such stockholder meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described above or if such Non-U.S. stockholder is entitled to a reduced rate of withholding pursuant to a tax treaty and was withheld at a higher rate.

See Section 3 for more information on the application of U.S. federal tax withholding and backup withholding tax on payments made pursuant to the Offer. Non-U.S. stockholders should consult their own tax advisors regarding the tax consequences to them of participating in the Offer, including the application of U.S. federal tax withholding, their potential eligibility for a withholding tax reduction or exemption, and the refund procedure.

Other Tax Considerations. If a stockholder recognizes a loss with respect to the Fund’s shares of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder must file with the IRS a disclosure statement on Form 8886. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

15.	Extension of the Offer; Termination; Amendment.

The Fund expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by it to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension. The Fund also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of termination or postponement to the Depositary and making a public announcement of termination or postponement. The Fund’s reservation of the right to delay payment for shares accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that the Fund pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Offer. Subject to compliance with applicable law, the Fund further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by the Fund to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Offer. The Fund may amend the Offer at any time and from time to time by public announcement, which announcement, in the case of an extension, will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled Expiration Date. The Fund will disseminate promptly to stockholders any public announcement made under the Offer in writing and in a manner reasonably designed to inform stockholders of the change.

If the Fund materially changes the terms of the Offer or the information concerning the Offer, the Fund will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information.

If the Fund undertakes any of the following actions: (i) increase or decrease the price to be paid for the shares; (ii) increase the number of shares being sought in the Offer, and such increase exceeds 2% of the Fund’s outstanding shares (or 610,597 shares); or (iii) decrease the number of shares being sought in the Offer, and the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth (10th) business day from, and including, the date that the Fund first publishes, sends or gives notice of any such increase or decrease, the Fund will extend the Offer until the expiration of ten (10) business days from such date.

16.	Fees and Expenses.

The Fund has retained AST Fund Solutions, LLC to be the Information Agent and The Colbent Corporation to be the Depositary in connection with the Offer. The Information Agent may contact holders of shares by mail, telephone, telecopy and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to the Offer to beneficial owners of shares. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses, and will be indemnified against certain liabilities and expenses in connection therewith.

The Fund will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any shares under the Offer, other than as described above. The Fund will, however, on request, reimburse brokers, dealers, commercial banks, trust companies and other persons for customary handling and mailing expenses incurred in forwarding the Offer and related materials to the beneficial owners for when they act as nominees. No broker, dealer, commercial bank or trust company has been authorized to act as the Fund’s agent or as an agent of the Information Agent or Depositary for purposes of the Offer. The Fund will pay, or cause to be paid, any stock transfer taxes on the purchase of shares, except as otherwise provided in this offer to purchase and in Instruction 7 of the related letter of transmittal.

17.	Miscellaneous.

The Fund is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Fund becomes aware of any jurisdiction where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, it will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Fund cannot comply with the applicable law, then pursuant to Rule 13e-4(f)(9)(ii) under the Exchange Act, the Fund will not make the Offer to the holders of shares residing in that jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, the Fund has filed with the SEC an Issuer Offer Statement on Schedule TO, which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9 with respect to information concerning the Fund.

The Fund has not authorized any person to make any recommendation on its behalf as to whether you should tender or refrain from tendering your shares in the Offer. The Fund has not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this offer to purchase or the related letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by the Fund or the Information Agent.

The letter of transmittal and share certificates and any other required documents should be sent or delivered by each stockholder or that stockholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth on the back cover page. Facsimile copies of the letter of transmittal will be accepted.

The Depository for the Offer is:

The Colbent Corporation

If delivering by mail:	If delivering by hand or courier:

The Colbent Corporation SWZ Tender Offer Attn: Corporate Actions P.O. Box 859208 Braintree, MA 02185-9208	The Colbent Corporation SWZ Tender Offer Attn: Corporate Actions 161 Bay State Drive Braintree, MA 02184

Please direct any questions or requests for assistance and any requests for additional copies of this offer to purchase or the letter of transmittal to the Information Agent at the telephone number or address set forth below.

Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. Please contact the Depositary to confirm delivery of shares.

The Information Agent for the Offer is:

AST Fund Solutions, LLC

1200 Wall Street West, 3rd Floor

Lyndhurst, NJ 07071

Toll-Free: (866) 207-3649

THE SWISS HELVETIA FUND, INC.

JANUARY 13, 2014